Exhibit 21.1

Subsidiaries of Casa Systems, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Casa Communications Limited	Ireland
Casa Communications Technology S.L.	Spain
Casa Properties LLC	Delaware
Casa Systems B.V.	Netherlands
Casa Systems Canada Ltd.	Quebec, Canada
Casa Systems SAS	France
Casa Systems Securities Corporation	Massachusetts
Guangzhou Casa Communication Technology LTD Casa Communications SAS	China Colombia
Casa Technologies Limited	Hong Kong
Casa technologies Pty Ltd	Australia
Casa Communications Holdings Pty Ltd	Australia
NetComm Wireless Limited	Australia
Call Direct Cellular Solutions 2003 Pty Ltd	Australia
C10 Communications Pty Ltd	Australia
NetComm Wireless Limited (NZ)	New Zealand
NetComm Wireless Limited Canada	Canada
NetComm Wireless Limited (UK)	United Kingdon
NetComm Wireless, Inc.	United States of America
NetComm Germany	Germany